SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 33,865,695

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, and following a communication received from Morgan Stanley, Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that, as a result of a decrease in the number of PT ordinary shares borrowed by Morgan Stanley & Co International plc, concluded on 9 November 2007, Morgan Stanley now holds 37,630,321 ordinary shares representing 3.33% of the share capital of PT.

Such qualified holding is held by Morgan Stanley through the following entities: Morgan Stanley & Co. Incorporated, Morgan Stanley Capital Services Inc., Morgan Stanley Capital (Luxembourg) S.A., Morgan Stanley, S.V., S.A. and Morgan Stanley & Co International plc.

Lisbon, 14 November 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.